[ING FUNDS LOGO]

April 22, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                           ING Mutual Funds (on behalf of ING Foreign Fund)

File No.  811-07428

Dear Mr. Thompson,

This letter responds to comments provided to Christopher C. Okoroegbe on April 19, 2010 in connection with a Proxy Statement that was filed on April 12, 2010 by ING Mutual Funds (the “Registrant”) on behalf of ING Foreign Fund (the “Fund”). Set forth below are the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”).

1.              Comment: The Staff requests that the Registrant disclose that a significant amount of the Fund’s assets will be invested outside of the United States.

Response:  The Fund’s principal investment strategies currently state that it “invests primarily in equity securities of companies” which are “located in a number of different countries, one of which may be the United States.”  The Registrant believes this disclosure is consistent with the guidance provided by the SEC in footnote 42 of the Investment Company Act Release No. 24828 (Rule 35d-1 adopting release) and footnote 38 of the Investment Company Act Release No. 22530 (Rule 35d-1 proposing release).  The SEC’s guidance provides that an investment company with “global” in its name invests in securities of at least three different countries which may include the United States.

2.              Comment: Provide additional information regarding the factors considered by the Board.

Response: The proxy has been revised in response to the Staff’s comment. The revisions will be reflected in the definitive proxy statement to be filed on or around April 29, 2010.

3.              Comment: Please provide the usual Tandy representation.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,
/s/Chris C. Okoroegbe
Chris C. Okoroegbe
Counsel
ING U.S. Legal Services

Attachments
cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC
Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

April 22, 2010

VIA EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                            ING Mutual Funds (on behalf of ING Foreign Fund)

File Nos. 033-56094 and 811-07428

Dear Mr. Thompson:

ING Mutual Funds (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP